Schedule B

Trusts and Portfolios Covered by the Amended and Restated Sub-Advisory Agreement

between

Fidelity Management & Research Company LLC

and

Fidelity Management & Research (Hong Kong) Limited

Name of Trust	Name of Portfolio	Type of Fund	Effective Date	Annual Sub-Advisory Fee Rate (bp) 0.5 x (individual fund fee rate + group fee rate)
Fidelity Select Portfolios	Fidelity Flex Real Estate Fund	Equity	01/25/2017	0.5 x (30 bp + group fee rate)

Fidelity Management & Research Company LLC	Fidelity Management & Research (Hong Kong) Limited

By: /s/Christopher J. Rimmer ______	By: /s/Christopher J. Rimmer ______
Name: Christopher J. Rimmer	Name: Christopher J. Rimmer
Title: Treasurer	Title: Treasurer